File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

Partners Group Private Equity (Master Fund), LLC; Partners Group (USA) Inc.; Partners Group AG; Partners Group (UK) Ltd; Partners Group (Luxembourg) S.A.; Partners Group (Guernsey) Ltd; Partners Group Cayman Management I Ltd; Partners Group Cayman Management III Ltd; Partners Group Cayman Management IV Ltd; Partners Group Investment ICC Ltd; Partners Group Management Ltd; Partners Group Management (Scots) LLP; Partners Group Management I S.à.r.l.; Partners Group Management II Ltd; Partners Group Management II S.à.r.l; Partners Group Management III S.à.r.l.; Partners Group Management IV (EUR) S.à.r.l.; Partners Group Management V (GBP) S.à.r.l; Partners Group Management VI (USD) S.à.r.l; Partners Group Management IX Ltd; Partners Group Management V Ltd; Partners Group Management VII Ltd; Partners Group Management VIII Ltd; Partners Group Management XI Ltd; Partners Group Management XII Ltd; Partners Group US Management II LLC; Partners Group US Management III LLC; Princess Management Ltd; Partners Group Management Direct Equity V S.à.r.l.; Partners Group Cayman Management Direct Equity V Limited; Partners Group (Italy) Global Value 2014; Partners Group Direct Equity 2016 (EUR) G, L.P. ; Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Equity 2016 (USD) C-G, L.P.; Partners Group Direct Equity 2016 (USD) C-I, L.P.; Partners Group Direct Infrastructure 2015 (EUR) S.C.A. SICAV-SIF; Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.; Partners Group Direct Infrastructure 2016 (USD) A, L.P.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Fund I; Partners Group Generations (EUR) IC Ltd; Partners Group Generations (GBP) IC Ltd; Partners Group Generations (USD) IC Ltd; Partners Group Generations S.A., SICAV-SIF; Partners Group Generations S.A., SICAV-SIF - Loan Access; Partners Group Generations S.A., SICAV-SIF - Private Markets (GBP); Partners Group Generations Access B, L.P.; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Infrastructure 2012, L.P. Inc.; Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Global Value 2014, L.P. Inc.; Partners Group Global Value SICAV; Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF; Partners Group Private Equity Performance Holding Ltd; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P.; Partners Group Secondary 2015 (USD) C, L.P.; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF; Partners Group Private Equity Ltd; Partners Fund SICAV; Partners Fund; Partners Group European Direct Lending Strategy 2021 (EUR) S.C.A., SICAV-RAIF; Partners Group PC Direct Lending Fund, L.P.; Partners Group Multi Asset Credit V S.C.A., SICAV-RAIF; Partners Group Multi Asset Credit VI S.C.A., SICAV-RAIF; Partners Group Private Credit Diversified Fund I (USD) A, L.P.; Partners Group Private Markets Credit Strategies 2020 (GBP) S.C.A., SICAV-RAIF; Partners Group Private Credit Strategy Finance, LLC; Partners Group Private Credit Strategy Finance II, LLC; Partners Group Private Credit Strategy (Master Fund), LLC; Partners Group D Infra 2020 Non-US RAV, LP; Partners Group D Infra 2020 US RAV, L.P.; Partners Group Direct Infrastructure 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF; Partners Group Direct Infrastructure 2020 (EUR) S.C.A., SICAV-RAIF; Partners Group Direct Infrastructure 2020 (USD) A,L.P.; Partners Group Direct Infrastructure 2020 (USD), L.P. S.C.Sp., SICAV-RAIF; Partners Group Global Infrastructure 2018 (EUR), L.P. Inc.; Partners Group Global Infrastructure 2018 (EUR) S.C.A., SICAV-RAIF; Partners Group Subordinated Debt Fund 2018 (USD) C-I, L.P.; Partners Group Subordinated Debt Fund S.C.A., SICAV-RAIF 2018 (EUR); Partners Group SLF Access, L.P.; Partners Group DE 2019 Non-US RAV, L.P.; Partners Group DE 2019 US RAV, L.P.; Partners Group Direct Equity IV (EUR) L.P. S.C.Sp., SICAV-RAIF; Partners Group Direct Equity IV (EUR) S.C.A., SICAV-RAIF; Partners Group Direct Equity IV (USD) A, L.P.; Partners Group Direct Equity V (USD) C-I, L.P.; Partners Group Direct Equity IV (USD) S.C.A., SICAV-RAIF; Partners Group Global Value 2017, L.P. Inc.; Partners Group Global Value 2017 S.C.A., SICAV-SIF; Partners Group Global Value 2018 CERPI; Partners Group Global Value 2020 (EUR) S.C.A., SICAV-RAIF; Partners Group U.S. Private Equity 2020 S.C.A., SICAV-RAIF;

Partners Group Constellation Access III, PF L.P.; Partners Group Constellation Access IIIA, PF L.P.; Partners Group Secondary 2020 (EUR) S.C.A., SICAV-RAIF; Partners Group Secondary 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF; Partners Group Sec 2020 Non-US RAV, PF L.P.; Partners Group Sec 2020 US RAV, PF L.P.; Partners Group Sec 2020 Conc. RAV, PF L.P.; Partners Group Secondary 2020 (USD) A,L.P.; Partners Group Secondary 2020 (USD) C-I, L.P.; Partners Group Secondary 2020 (USD) C, L.P. Inc.; Partners Group LIFE 2018 A, L.P.; Partners Group LIFE 2018 C-I, L.P.; Partners Group LIFE 2018 S.C.A., SICAV-RAIF; Partners Group Private Markets ELTIF SICAV; Partners Group Private Loans S.A., SICAV-SIF; Partners Group Private Loans S.A., SICAV-SIF - SUB-FUND I; WIN Alt IC Ltd; Partners Group Private Equity II, LLC; Partners Group Active Income S.C.A., SICAV-SIF - PG Active Income; PG Partners Fund, L.P.; Princess Direct Investments, L.P. Inc.; Partners Group Lending Fund, LLC; Partners Group Next Generation Infrastructure, LLC; Partners Group Growth, LLC; Lincoln Royalties Income Fund, LP; Partners Group Direct Equity V (USD) S.C.A., SICAV-RAIF; Partners Group Direct Equity V (EUR) L.P. S.C.Sp., SICAV-RAIF; Partners Group Direct Equity V (USD) A, L.P.; Partners Group Direct Equity V (EUR) S.C.A., SICAV-RAIF

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

joshua.deringer@faegredrinker.com

Joshua M. Lindauer, Esq.

Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, NY 10036

212-248-3298

joshua.lindauer@faegredrinker.com

Copies to:

Robert M. Collins Partners Group (USA) Inc. 1114 Avenue of the Americas, 37th Floor New York, NY 10036 212-908-2600 robert.collins@partnersgroup.com

May 1, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

Partners Group Private Equity (Master Fund), LLC; Partners Group (USA) Inc.; Partners Group AG; Partners Group (UK) Ltd; Partners Group (Luxembourg) S.A.; Partners Group (Guernsey) Ltd; Partners Group Cayman Management I Ltd; Partners Group Cayman Management III Ltd; Partners Group Cayman Management IV Ltd; Partners Group Investment ICC Ltd; Partners Group Management Ltd; Partners Group Management (Scots) LLP; Partners Group Management I S.à.r.l.; Partners Group Management II Ltd; Partners Group Management II S.à.r.l; Partners Group Management III S.à.r.l.; Partners Group Management IV (EUR) S.à.r.l.; Partners Group Management V (GBP) S.à.r.l; Partners Group Management VI (USD) S.à.r.l; Partners Group Management IX Ltd; Partners Group Management V Ltd; Partners Group Management VII Ltd; Partners Group Management VIII Ltd; Partners Group Management XI Ltd; Partners Group Management XII Ltd; Partners Group US Management II LLC; Partners Group US Management III LLC; Princess Management Ltd; Partners Group Management Direct Equity V S.à.r.l.; Partners Group Cayman Management Direct Equity V Limited; Partners Group (Italy) Global Value 2014; Partners Group Direct Equity 2016 (EUR) G, L.P. ; Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Equity 2016 (USD) C-G, L.P.; Partners Group Direct Equity 2016 (USD) C-I, L.P.; Partners Group Direct Infrastructure 2015 (EUR) S.C.A. SICAV-SIF; Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.; Partners Group Direct Infrastructure 2016 (USD) A, L.P.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Fund I; Partners Group Generations (EUR) IC Ltd; Partners Group Generations (GBP) IC Ltd; Partners Group Generations (USD) IC Ltd; Partners Group Generations S.A., SICAV-SIF; Partners Group Generations S.A., SICAV-SIF - Loan Access; Partners Group Generations S.A., SICAV-SIF - Private Markets (GBP); Partners Group Generations Access B, L.P.; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Infrastructure 2012, L.P. Inc.; Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

APPLICATION FOR AN ORDER

PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

Infrastructure 2015 (EUR), L.P. Inc.; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Global Value 2014, L.P. Inc.; Partners Group Global Value SICAV; Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF; Partners Group Private Equity Performance Holding Ltd; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P.; Partners Group Secondary 2015 (USD) C, L.P.; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF; Partners Group Private Equity Ltd; Partners Fund SICAV; Partners Fund; Partners Group European Direct Lending Strategy 2021 (EUR) S.C.A., SICAV-RAIF; Partners Group PC Direct Lending Fund, L.P.; Partners Group Multi Asset Credit V S.C.A., SICAV-RAIF; Partners Group Multi Asset Credit VI S.C.A., SICAV-RAIF; Partners Group Private Credit Diversified Fund I (USD) A, L.P.; Partners Group Private Markets Credit Strategies 2020 (GBP) S.C.A., SICAV-RAIF; Partners Group Private Credit Strategy Finance, LLC; Partners Group Private Credit Strategy Finance II, LLC; Partners Group Private Credit Strategy (Master Fund), LLC; Partners Group D Infra 2020 Non-US RAV, LP; Partners Group D Infra 2020 US RAV, L.P.; Partners Group Direct Infrastructure 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF; Partners Group Direct Infrastructure 2020 (EUR) S.C.A., SICAV-RAIF; Partners Group Direct Infrastructure 2020 (USD) A,L.P.; Partners Group Direct Infrastructure 2020 (USD), L.P. S.C.Sp., SICAV-RAIF; Partners Group Global Infrastructure 2018 (EUR), L.P. Inc.; Partners Group Global Infrastructure 2018 (EUR) S.C.A., SICAV-RAIF; Partners Group Subordinated Debt Fund 2018 (USD) C-I, L.P.; Partners Group Subordinated Debt Fund S.C.A., SICAV-RAIF 2018 (EUR); Partners Group SLF Access, L.P.; Partners Group DE 2019 Non-US RAV, L.P.; Partners Group DE 2019 US RAV, L.P.; Partners Group Direct Equity IV (EUR) L.P. S.C.Sp., SICAV-RAIF; Partners Group Direct Equity IV (EUR) S.C.A., SICAV-RAIF; Partners Group Direct Equity IV (USD) A, L.P.; Partners Group Direct Equity V (USD) C-I, L.P.; Partners Group Direct Equity IV (USD) S.C.A., SICAV-RAIF; Partners Group Global Value 2017, L.P. Inc.; Partners Group Global Value 2017 S.C.A., SICAV-SIF; Partners Group Global Value 2018 CERPI; Partners Group Global Value 2020 (EUR) S.C.A., SICAV-RAIF; Partners Group U.S. Private Equity 2020 S.C.A., SICAV-RAIF; Partners Group Constellation Access III, PF L.P.; Partners Group Constellation Access IIIA, PF L.P.; Partners Group Secondary 2020 (EUR) S.C.A., SICAV-RAIF; Partners Group Secondary 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF; Partners Group Sec 2020 Non-US RAV, PF L.P.; Partners Group	: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

Sec 2020 US RAV, PF L.P.; Partners Group Sec 2020 Conc. RAV, PF L.P.; Partners Group Secondary 2020 (USD) A,L.P.; Partners Group Secondary 2020 (USD) C-I, L.P.; Partners Group Secondary 2020 (USD) C, L.P. Inc.; Partners Group LIFE 2018 A, L.P.; Partners Group LIFE 2018 C-I, L.P.; Partners Group LIFE 2018 S.C.A., SICAV-RAIF; Partners Group Private Markets ELTIF SICAV; Partners Group Private Loans S.A., SICAV-SIF; Partners Group Private Loans S.A., SICAV-SIF - SUB-FUND I; WIN Alt IC Ltd; Partners Group Private Equity II, LLC; Partners Group Active Income S.C.A., SICAV-SIF - PG Active Income; PG Partners Fund, L.P.; Princess Direct Investments, L.P. Inc.; Partners Group Lending Fund, LLC; Partners Group Next Generation Infrastructure, LLC; Partners Group Growth, LLC; Lincoln Royalties Income Fund, LP; Partners Group Direct Equity V (USD) S.C.A., SICAV-RAIF; Partners Group Direct Equity V (EUR) L.P. S.C.Sp., SICAV-RAIF; Partners Group Direct Equity V (USD) A, L.P.; Partners Group Direct Equity V (EUR) S.C.A., SICAV-RAIF

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

File No. 812-

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I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the "Order") of the U.S. Securities and Exchange Commission (the "SEC" or "Commission") under Section 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act" or "Act"),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission to Partners Group (USA), Inc., et al. on July 6, 2017 under Sections 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Sections 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act (the "Prior Order"), with the result that no person will continue to rely on the Prior Order if the Order is granted.2

•	Partners Group Private Equity (Master Fund), LLC, a closed-end management investment company registered under the Act ("PGPE");
•	Partners Group Next Generation Infrastructure, LLC, a closed-end management investment company registered under the Act ("PGNGI");
•	Partners Group Growth, LLC, a closed-end management investment company registered under the Act ("PGG");
•	Partners Group Lending Fund, LLC, a closed-end management investment company that intends to elect to be regulated as a business development company ("BDC");

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	Partners Group (USA), Inc., et al., (File No. 812-14193-01) Investment Company Act Rel. Nos. 32667 (June 1, 2017) (notice) and 32726 (July 6, 2017) (order)..

•	Lincoln Royalties Income Fund, LP, a closed-end management investment company registered under the Act that is sub-advised by Partners Group (defined below) ("LRIF" and, together with PGPE, PGNGI, PGG and the BDC, the "Existing Regulated Funds");
•	Partners Group (USA) Inc., the investment adviser to PGPE, PGNGI, PGG and BDC and the sub-adviser to LRIF ("Partners Group");
•	Partners Group AG, a corporation organized in Switzerland and an exempt reporting adviser under the Advisers Act ("Partners Group AG");
•	The following entities, each of which serves as the investment adviser and/or general partner of one or more Affiliated Funds: Partners Group (UK) Ltd ("Partners Group UK"); Partners Group (Luxembourg) S.A. ("Partners Group Lux"); Partners Group (Guernsey) Ltd ("Partners Group Guernsey"); Partners Group Cayman Management I Ltd ("PGCM I"); Partners Group Cayman Management III Ltd ("PGCM III"); Partners Group Cayman Management IV Ltd ("PGCM IV"); Partners Group Management Ltd ("PGML"); Partners Group Management (Scots) LLP ("PGMS LLP"); Partners Group Management I S.à.r.l. ("PGMS I"); Partners Group Management II Ltd ("PGML II"); Partners Group Management II S.à.r.l ("PGMS II"); Partners Group Management III S.à.r.l. ("PGMS III"); Partners Group Management IV (EUR) S.à.r.l. ("PGMS IV EUR"); Partners Group Management V (GBP) S.à.r.l ("PGMS V GBP"); Partners Group Management VI (USD) S.à.r.l ("PGMS VI USD"); Partners Group Management IX Ltd ("PGML IX"); Partners Group Management V Ltd ("PGML V"); Partners Group Management VII Ltd ("PGML VII"); Partners Group Management VIII Ltd ("PGML VIII"); Partners Group Management XI Ltd ("PGML XI"); Partners Group Management XII Ltd ("PGML XII"); Partners Group US Management II LLC ("PGUSM II"); Partners Group US Management III LLC ("PGUSM III"); Princess Management Ltd ("Princess"); Partners Group Management Direct Equity V S.à.r.l. (“PGMDE V”); Partners Group Cayman Management Direct Equity V Limited (“PGCMD V” and collectively with Partners Group, Partners Group AG, Partners Group UK, Partners Group Lux, Partners Group Guernsey, PGCM I, PGCM III, PGCM IV, PGML, PGMS LLP, PGMS I, PGML II, PGMS II, PGMS III, PGMS IV EUR, PGMS V GBP, PGMS VI USD, PGML IX, PGML V, PGML VII, PGML VIII, PGML XI, PGML XII, PGUSM II, PGUSM III, Princess, PGMDE V, the "Existing Advisers");
•	The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (the "Existing Affiliated Funds" and, together with the Existing Regulated Funds and the Existing Advisers the "Applicants").[3]

[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the "Application") would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as "Participants."7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[4]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, (other than an open-end investment company registered under the 1940 Act) and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7]	“Adviser” means the Existing Advisers and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS
A.	PGPE

PGPE was organized under the Delaware Limited Liability Company Act on August 4, 2008. PGPE is a closed-end management investment company registered under the Act. PGPE commenced investment operations on July 1, 2009. intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. PGPE's principal place of business is 1114 Avenue of the Americas, 37th Floor New York, NY 10036.

PGPE's investment objective is to seek attractive long-term capital appreciation by investing in a diversified portfolio of private equity investments. PGPE has a five-member board (the "PGPE Board"), of which four members are not "interested" persons of the Fund within the meaning of Section 2(a)(19) of the Act.9

B.	PGNGI

PGNGI was organized under the Delaware Limited Liability Company Act on May 24, 2023 and registered as an investment company on February 14, 2024. PGNGI is a closed-end management investment company registered under the Act. PGNGI commenced investment operations on August 1, 2023. PGNGI intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. PGNGI's principal place of business is 1114 Avenue of the Americas, 37th Floor New York, NY 10036.

PGNGI's investment objective is to seek attractive risk-adjusted returns on a portfolio of global infrastructure investments. PGNGI has a five-member board (the "PGNGI Board"), of which four members are not "interested" persons of the Fund within the meaning of Section 2(a)(19) of the Act.

C.	PGG

PGG was organized under the Delaware Limited Liability Company Act on July 1, 2023 and registered as an investment company on February 14, 2024. PGG is a closed-end management investment company registered under the Act. PGG commenced investment operations on September 20, 2023. PGG intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. PGG's principal place of business is 1114 Avenue of the Americas, 37th Floor New York, NY 10036.

PGG's investment objective is to seek long-term capital appreciation by investing in private market enterprises with above-market growth potential. PGG has a five-member board (the "PGG Board"), of which four members are not "interested" persons of the Fund within the meaning of Section 2(a)(19) of the Act.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

D.	BDC

BDC is a Delaware limited liability company formed under the Delaware Limited Liability Company Act on July 12, 2023, and has not yet commenced operations as a BDC. The BDC is an externally managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a BDC, under the Act. BDC intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. BDC's principal place of business is 1114 Avenue of the Americas, 37th Floor New York, NY 10036.

BDC's investment objective is to generate attractive risk-adjusted returns and current income by primarily investing in a geographically and industrially well-balanced and broadly distributed portfolio of primarily senior secured loans, which will typically pay interest composed of a reference rate, plus a margin, of private middle market U.S. companies. BDC has a five-member board (the "BDC Board" and, together with the PGPE Board, the PGNGI and PGG Board, the "Board"), of which three members are not "interested" persons of BDC within the meaning of Section 2(a)(19) of the Act.

E.	LRIF

LRIF is a Delaware limited partnership and closed-end, management investment company and will operate as a tender offer fund. LRIF was organized on September 13, 2024 and registered as an investment company on March 19, 2025. LRIF's investment adviser is Lincoln Financial Investments Corporation and Partners Group serves as the sub-adviser to LRIF.

LRIF's investment objective is to seek high risk-adjusted returns across various market cycles. LRIF seeks to achieve its investment objective by primarily investing in a globally varied portfolio of direct investments in royalties, royalties funds and royalty secondary fund, and other income-oriented investments such as broadly syndicated loans and listed royalties and credit instruments (whether senior or junior) backed by royalties. LRIF is managed by a board currently comprised of four persons, three of whom are not “interested persons,” within the meaning of Section 2(a)(19) of the Act, of LRIF, Partners Group, or any Partners Group affiliated entities.

F.	Existing Advisers

The Existing Advisers are each a direct or indirect subsidiary of Partners Group Holding AG, a corporation incorporated under Switzerland Law, with assets under management by its affiliates of approximately $152 billion as of December 31, 2024 ("Partners Group Holding"). Partners Group Holding currently owns directly or indirectly a majority of each of Existing Adviser. The Existing Advisers serve as the investment adviser or sub-adviser of the Existing Regulated Funds and the investment adviser and/or general partner to each of the Existing Affiliated Funds, and either they or another Adviser will serve as the investment adviser or sub-adviser to any Future Regulated Fund. Existing Advisers also provide or will provide administrative services to certain of the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, under an administrative services agreement.

Partners Group is a wholly-owned subsidiary of Partners Group Holding and an investment adviser registered with the Commission under the Advisers Act. Partners Group Serves as the investment adviser or sub-adviser to the Existing Regulated Funds.

Partners Group AG is a Swiss corporation and an exempt reporting adviser under the Advisers Act. Partners Group AG is registered with the Swiss Financial Markets Authority (FINMA) and provides investment recommendations to Partners Group with respect to its clients' portfolios in accordance with the Unibanco line of no-action letters.10 Partners Group maintains ultimate investment discretion as to whether such recommendations will translate into investments made by its clients.

Other than Partners Group (which is a registered investment adviser with the Commission under the Advisers Act) and Partners Group AG (which is an exempt reporting under the Advisers Act), each of the Existing Advisers are foreign private advisers under the Advisers Act that are not registered as investment advisers with the Commission. However, all of the Applicants' investment activities are conducted within a global, centralized investment committee and allocation process, which is overseen by a unified global compliance program that has complete transparency into the activities of all of the Advisers from within the U.S., regardless of their regulatory status under the Advisers Act. Please see Appendix A for the list of Affiliated Funds and their Advisers as of the date of this Application.

[10]	See, e.g., Uniao de Bancos de Brasileiros S.A. (pub. Avail. July 28, 1992) (“Unibanco”); Mercury Asset Management plc (pub. avail. Apr. 16, 1993); ABN AMRO Bank N.V. (pub. avail. July 1, 1997); and Royal Bank of Canada et al. (pub. avail. June 3, 1998); See also, Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers, Investment Advisers Act Release No. 3222 (June 22, 2011).

Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund, respectively, Existing Advisers will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to each Existing Regulated Fund's and the Existing Affiliated Fund's officers and directors/manager regularly.

G.	The Existing Affiliated Funds

Each Existing Affiliated Fund is a privately-offered fund that would be an "investment company" but for Section 3(c)(1) or Section(c)(7) of the Act.11 An Adviser serves as the investment adviser to each Existing Affiliated Fund. A complete list of the Existing Affiliated Funds and their Advisers is included in Appendix A.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "Conditions"), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan"12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

[11]	In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

[12]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each majority-owned by and are under the common control of Partners Group Holding AG, and are thus affiliated persons of each other. Accordingly, with respect to each Existing Adviser, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.       Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2.       Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund ("Required Majority") will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[14]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[15]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3.       Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4.       No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.       Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "Co-Investment Policies"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

6.       Dispositions:

(a)       Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[18]	The Affiliated Entities may adopt shared Co-Investment Policies.

[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

(b)       Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7.       Board Oversight

(a)       Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b)       Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)       At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

(d)       Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

(e)       The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8.       Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9.       In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

[20]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

[21]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the "Existing Orders").22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[22]	See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

VI.	PROCEDURAL MATTERS
A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

joshua.deringer@faegredrinker.com

Joshua M. Lindauer, Esq.

Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, NY 10036

212-248-3298

joshua.lindauer@faegredrinker.com

Copies to:

Robert M. Collins Partners Group (USA) Inc. 1114 Avenue of the Americas, 37th Floor New York, NY 10036 212-908-2600 robert.collins@partnersgroup.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 1st day of May, 2025.

Partners Group Private Equity (Master Fund), LLC

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	President

By:	/s/ Helen Flood
Name:	Helen Flood
Title:	COO

Partners Group (USA) Inc.

By:	/s/ Helen Flood
Name:	Helen Flood
Title:	Director

By:	/s/ Brian Igoe
Name:	Brian Igoe
Title:	Authorized Signatory

Partners Group AG

By:	/s/ Iain Walker
Name:	Iain Walker
Title:	Authorized Signatory

By:	/s/ Rene Herren
Name:	Rene Herren
Title:	Managing Director

By: Partners Group (UK) Ltd
On behalf of itself and as authorised corporate director of:
Partners Group Generations Fund I

By:	/s/ Mike Bryant
Name:	Mike Bryant
Title:	Director

By:	/s/ Surya Ysebaert
Name:	Surya Ysebaert
Title:	Authorized Signatory
Partners Group (Luxembourg) S.A.
On behalf of itself and as management company of: Partners Group (Italy) Global Value 2014 Partners Group Direct Equity V (EUR) S.C.A., SICAV-RAIF

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Partners Group Generations S.A, SICAV-SIF
On behalf of itself and as management company of:
Partners Group Generations S.A., SICAV-SIF
Partners Group Generations S.A., SICAV-SIF – Loan Access
Partners Group Generations S.A., SICAV-SIF – Private Markets (GBP)

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory
Partners Group Private Loans S.A., SICAV-SIF
On behalf of itself and its sub-fund:
Partners Group Private Loans S.A., SICAV-SIF- SUB-FUND I

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Partners Group Private Markets ELTIF SICAV

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Executed by Partners Group Cayman Management I Ltd
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (USD) A, L.P.
Partners Group Direct Infrastructure 2016 (USD) A, L.P.
Partners Group Secondary 2015 (USD) A, L.P.
Partners Group Private Credit Diversified Fund I (USD) A, L.P.
Partners Group Direct Infrastructure 2020 (USD) A,L.P.
Partners Group Direct Equity IV (USD) A, L.P.
Partners Group Secondary 2020 (USD) A,L.P.
Partners Group LIFE 2018 A, L.P.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Director

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

Executed by Partners Group Cayman Management III Ltd
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (USD) C-I, L.P.
Partners Group Subordinated Debt Fund 2018 (USD) C-I, L.P.
Partners Group Secondary 2020 (USD) C-I, L.P.
Partners Group LIFE 2018 C-I, L.P.
Partners Group PC Direct Lending Fund, L.P.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Director

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

Executed by Partners Group Cayman Management IV Ltd
On behalf of itself and as manager of
Partners Group Global Value 2018 CERPI

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Director

Executed by Partners Group Management VIII Ltd
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (EUR) G, L.P.
Partners Group Direct Equity 2016 (EUR), L.P. Inc.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management VII Ltd
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (USD) C, L.P.
Partners Group Direct Equity 2016 (USD) C-G, L.P.
Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management V Ltd
On behalf of itself and as general partner of
Partners Group Emerging Markets 2015, L.P. Inc.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management XI Ltd
On behalf of itself and as general partner of
Partners Group Global Growth 2014, L.P. Inc.
Partners Group Secondary 2015 (USD) C, L.P.
Partners Group Secondary 2020 (USD) C, L.P. Inc.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management IX Ltd
On behalf of itself and as general partner of
Partners Group Global Infrastructure 2012, L.P. Inc.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management Ltd
On behalf of itself and as general partner of
Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.
Partners Group Global Infrastructure 2018 (EUR), L.P. Inc.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management II Ltd
On behalf of itself and as general partner of
Partners Group Global Value 2014, L.P. Inc.
Partners Group Secondary 2015 (EUR), L.P. Inc.
PG Partners Fund, L.P.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management XII Ltd
On behalf of itself and as general partner of
Partners Group Global Value 2017, L.P. Inc.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory
Executed by Partners Group Management (Scots) LLP
On behalf of itself and as general partner of
Partners Group D Infra 2020 Non-US RAV, LP
Partners Group D Infra 2020 US RAV, L.P.
Partners Group SLF Access, L.P.
Partners Group DE 2019 Non-US RAV, L.P.
Partners Group DE 2019 US RAV, L.P.
Partners Group Constellation Access III, PF L.P.
Partners Group Constellation Access IIIA, PF L.P.
Partners Group Sec 2020 Non-US RAV, PF L.P.
Partners Group Sec 2020 US RAV, PF L.P.
Partners Group Sec 2020 Conc. RAV, PF L.P.
Partners Group Generations Access B, L.P.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management I S.à.r.l.
On behalf of itself and as general partner of
Partners Group Multi Asset Credit V S.C.A., SICAV-RAIF
Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF
Partners Group Direct Infrastructure 2020 (EUR) S.C.A., SICAV-RAIF
Partners Group Global Infrastructure 2018 (EUR) S.C.A., SICAV-RAIF
Partners Group Subordinated Debt Fund S.C.A., SICAV-RAIF 2018 (EUR)
Partners Group Direct Equity IV (EUR) L.P. S.C.Sp., SICAV-RAIF
Partners Group Direct Equity IV (EUR) S.C.A., SICAV-RAIF

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Executed by Partners Group Management VI (USD) S.à.r.l
On behalf of itself and as general partner of
Partners Group Direct Equity IV (USD) S.C.A., SICAV-RAIF

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Executed by Partners Group Management V (GBP) S.à.r.l
On behalf of itself and as general partner of
Partners Group Private Markets Credit Strategies 2020 (GBP) S.C.A., SICAV-RAIF
Partners Group Multi Asset Credit VI S.C.A., SICAV-RAIF

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Executed by Partners Group Management II S.à.r.l
On behalf of itself and as general partner of
Partners Group Direct Infrastructure 2020 (USD), L.P. S.C.Sp., SICAV-RAIF
Partners Group U.S. Private Equity 2020 S.C.A., SICAV-RAIF
Partners Group LIFE 2018 S.C.A., SICAV-RAIF

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Executed by Partners Group Management III S.à.r.l.
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF
Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF
Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF
Partners Group Global Value 2014 (EUR) S.C.A., SICAR
Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF
Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF
Partners Group Global Value 2017 S.C.A., SICAV-SIF
Partners Group Active Income S.C.A., SICAV-SIF - PG Active Income

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

By Partners Group Management IV (EUR) S.à r.l.
On behalf of itself and as general partner of
Partners Group European Direct Lending Strategy 2021 (EUR) S.C.A., SICAV-RAIF
Partners Group Direct Infrastructure 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF
Partners Group Global Value 2020 (EUR) S.C.A., SICAV-RAIF
Partners Group Secondary 2020 (EUR) S.C.A., SICAV-RAIF
Partners Group Secondary 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Executed by Partners Group US Management II LLC
on behalf of itself and as manager of
Partners Group Private Equity II, LLC

By:	/s/ Michael Villegas
Name:	Michael Villegas
Title:	Director

By:	/s/ Rebecca Connelly
Name:	Rebecca Connelly
Title:	Director

Executed by Partners Group US Management III LLC
on behalf of itself and as manager of
Partners Group Private Credit Strategy Finance, LLC
Partners Group Private Credit Strategy (Master Fund), LLC
Partners Group Private Credit Strategy Finance II, LLC

By:	/s/ Michael Villegas
Name:	Michael Villegas
Title:	Director

By:	/s/ Rebecca Connelly
Name:	Rebecca Connelly
Title:	Director

Partners Group Global Value SICAV

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Partners Fund SICAV

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Executed by Partners Group (Guernsey) Ltd
On behalf of itself and on behalf of
Partners Fund
Partners Group Investment ICC Ltd
Partners Group Private Equity Ltd
Partners Group Private Equity Performance Holding Ltd
WIN Alt IC Ltd
Partners Group Generations (EUR) IC Ltd
Partners Group Generations (GBP) IC Ltd
Partners Group Generations (USD) IC Ltd
Princess Direct Investments, L.P. Inc.

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Director

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Director

Partners Group Lending Fund, LLC

By:	/s/ Bradley Eggers
Name:	Bradley Eggers
Title:	Authorized Signatory

By:	/s/ Brian Igoe
Name:	Brian Igoe
Title:	Authorized Signatory
Partners Group Next Generation Infrastructure, LLC Executed by its Managing Member, Partners Group (USA) Inc.

By:	/s/ Brian Igoe
Name:	Brian Igoe
Title:	Authorized Signatory

By:	/s/ Helen Flood
Name:	Helen Flood
Title:	Director

Partners Group Growth, LLC
Executed by its Managing Member, Partners Group (USA) Inc.

By:	/s/ Brian Igoe
Name:	Brian Igoe
Title:	Authorized Signatory

By:	/s/ Helen Flood
Name:	Helen Flood
Title:	Director

Lincoln Royalties Income Fund, LP

By:	/s/ Ronald A. Holinksy
Name:	Ronald A. Holinksy
Title:	Senior Vice President and Chief Legal Officer

Partners Group Direct Equity V (EUR) L.P. S.C.Sp., SICAV-RAIF
Executed by Partners Group Management Direct Equity V S.à.r.l.
On behalf of itself and as general partner of
Partners Group Direct Equity V (USD) S.C.A., SICAV-RAIF

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Partners Group Direct Equity V (USD) C-I, L.P.
Executed by Partners Group Cayman Management Direct Equity V Limited
On behalf of itself and as general partner of
Partners Group Direct Equity V (USD) A, L.P.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Director

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

VERIFICATION

The undersigned states that he or she has duly executed the foregoing Application for and on behalf of each entity listed below, that he or she is the authorized person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Partners Group Private Equity (Master Fund), LLC

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	President

By:	/s/ Helen Flood
Name:	Helen Flood
Title:	COO

Partners Group (USA) Inc.

By:	/s/ Helen Flood
Name:	Helen Flood
Title:	Director

By:	/s/ Brian Igoe
Name:	Brian Igoe
Title:	Authorized Signatory

Partners Group AG

By:	/s/ Iain Walker
Name:	Iain Walker
Title:	Authorized Signatory

By:	/s/ Rene Herren
Name:	Rene Herren
Title:	Managing Director

By: Partners Group (UK) Ltd
On behalf of itself and as authorised corporate director of:
Partners Group Generations Fund I

By:	/s/ Mike Bryant
Name:	Mike Bryant
Title:	Director

By:	/s/ Surya Ysebaert
Name:	Surya Ysebaert
Title:	Authorized Signatory

Partners Group (Luxembourg) S.A.
On behalf of itself and as management company of:
Partners Group (Italy) Global Value 2014
Partners Group Direct Equity V (EUR) S.C.A., SICAV-RAIF

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Partners Group Generations S.A., SICAV-SIF On behalf of itself and its sub-funds: Partners Group Generations S.A., SICAV-SIF – Loan Access
Partners Group Generations S.A., SICAV-SIF – Private Markets (GBP)

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Partners Group Private Loans S.A., SICAV-SIF
On behalf of itself and its sub-fund:
Partners Group Private Loans S.A., SICAV-SIF- SUB-FUND I

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Partners Group Private Markets ELTIF SICAV

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Executed by Partners Group Cayman Management I Ltd
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (USD) A, L.P.
Partners Group Direct Infrastructure 2016 (USD) A, L.P.
Partners Group Secondary 2015 (USD) A, L.P.
Partners Group Private Credit Diversified Fund I (USD) A, L.P.
Partners Group Direct Infrastructure 2020 (USD) A,L.P.
Partners Group Direct Equity IV (USD) A, L.P.
Partners Group Secondary 2020 (USD) A,L.P.
Partners Group LIFE 2018 A, L.P.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Director

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

Executed by Partners Group Cayman Management III Ltd
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (USD) C-I, L.P.
Partners Group Subordinated Debt Fund 2018 (USD) C-I, L.P.
Partners Group Secondary 2020 (USD) C-I, L.P.
Partners Group LIFE 2018 C-I, L.P.
Partners Group PC Direct Lending Fund, L.P.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Director

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

Executed by Partners Group Cayman Management IV Ltd
On behalf of itself and as manager of
Partners Group Global Value 2018 CERPI

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Director

Executed by Partners Group Management VIII Ltd
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (EUR) G, L.P.
Partners Group Direct Equity 2016 (EUR), L.P. Inc.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management VII Ltd
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (USD) C, L.P.
Partners Group Direct Equity 2016 (USD) C-G, L.P.
Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management V Ltd
On behalf of itself and as general partner of
Partners Group Emerging Markets 2015, L.P. Inc.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management XI Ltd
On behalf of itself and as general partner of
Partners Group Global Growth 2014, L.P. Inc.
Partners Group Secondary 2015 (USD) C, L.P.
Partners Group Secondary 2020 (USD) C, L.P. Inc.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management IX Ltd
On behalf of itself and as general partner of
Partners Group Global Infrastructure 2012, L.P. Inc.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management Ltd
On behalf of itself and as general partner of
Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.
Partners Group Global Infrastructure 2018 (EUR), L.P. Inc.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management II Ltd
On behalf of itself and as general partner of
Partners Group Global Value 2014, L.P. Inc.
Partners Group Secondary 2015 (EUR), L.P. Inc.
PG Partners Fund, L.P.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management XII Ltd
On behalf of itself and as general partner of
Partners Group Global Value 2017, L.P. Inc.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management (Scots) LLP
On behalf of itself and as general partner of
Partners Group D Infra 2020 Non-US RAV, LP
Partners Group D Infra 2020 US RAV, L.P.
Partners Group SLF Access, L.P.
Partners Group DE 2019 Non-US RAV, L.P.
Partners Group DE 2019 US RAV, L.P.
Partners Group Constellation Access III, PF L.P.
Partners Group Constellation Access IIIA, PF L.P.
Partners Group Sec 2020 Non-US RAV, PF L.P.
Partners Group Sec 2020 US RAV, PF L.P.
Partners Group Sec 2020 Conc. RAV, PF L.P.
Partners Group Generations Access B, L.P.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Authorized Signatory

Executed by Partners Group Management I S.à.r.l.
On behalf of itself and as general partner of
Partners Group Multi Asset Credit V S.C.A., SICAV-RAIF
Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF
Partners Group Direct Infrastructure 2020 (EUR) S.C.A., SICAV-RAIF
Partners Group Global Infrastructure 2018 (EUR) S.C.A., SICAV-RAIF
Partners Group Subordinated Debt Fund S.C.A., SICAV-RAIF 2018 (EUR)
Partners Group Direct Equity IV (EUR) L.P. S.C.Sp., SICAV-RAIF
Partners Group Direct Equity IV (EUR) S.C.A., SICAV-RAIF

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Executed by Partners Group Management VI (USD) S.à.r.l
On behalf of itself and as general partner of
Partners Group Direct Equity IV (USD) S.C.A., SICAV-RAIF

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Executed by Partners Group Management V (GBP) S.à.r.l
On behalf of itself and as general partner of
Partners Group Private Markets Credit Strategies 2020 (GBP) S.C.A., SICAV-RAIF
Partners Group Multi Asset Credit VI S.C.A., SICAV-RAIF

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Executed by Partners Group Management II S.à.r.l
On behalf of itself and as general partner of
Partners Group Direct Infrastructure 2020 (USD), L.P. S.C.Sp., SICAV-RAIF
Partners Group U.S. Private Equity 2020 S.C.A., SICAV-RAIF
Partners Group LIFE 2018 S.C.A., SICAV-RAIF

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Executed by Partners Group Management III S.à.r.l.
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF
Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF
Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF
Partners Group Global Value 2014 (EUR) S.C.A., SICAR
Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF
Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF
Partners Group Global Value 2017 S.C.A., SICAV-SIF
Partners Group Active Income S.C.A., SICAV-SIF - PG Active Income

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

By Partners Group Management IV (EUR) S.à.r.l.
On behalf of itself and as general partner of

Partners Group European Direct Lending Strategy 2021 (EUR) S.C.A., SICAV-RAIF
Partners Group Direct Infrastructure 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF
Partners Group Global Value 2020 (EUR) S.C.A., SICAV-RAIF
Partners Group Secondary 2020 (EUR) S.C.A., SICAV-RAIF
Partners Group Secondary 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Executed by Partners Group US Management II LLC
on behalf of itself and as manager of
Partners Group Private Equity II, LLC

By:	/s/ Michael Villegas
Name:	Michael Villegas
Title:	Director

By:	/s/ Rebecca Connelly
Name:	Rebecca Connelly
Title:	Director

Executed by Partners Group US Management III LLC
on behalf of itself and as manager of
Partners Group Private Credit Strategy Finance, LLC
Partners Group Private Credit Strategy (Master Fund), LLC
Partners Group Private Credit Strategy Finance II, LLC

By:	/s/ Michael Villegas
Name:	Michael Villegas
Title:	Director

By:	/s/ Rebecca Connelly
Name:	Rebecca Connelly
Title:	Director

Partners Group Global Value SICAV

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Partners Fund SICAV

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Executed by Partners Group (Guernsey) Ltd
On behalf of itself and on behalf of
Partners Fund
Partners Group Investment ICC Ltd
Partners Group Private Equity Ltd
Partners Group Private Equity Performance Holding Ltd
WIN Alt IC Ltd
Princess Management Ltd
Partners Group Generations (EUR) IC Ltd
Partners Group Generations (GBP) IC Ltd
Partners Group Generations (USD) IC Ltd
Princess Direct Investments, L.P. Inc.

By:	/s/ Susan Taylor
Name:	Susan Taylor
Title:	Director

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorised Signatory

Partners Group Lending Fund, LLC

By:	/s/ Bradley Eggers
Name:	Bradley Eggers
Title:	Authorized Signatory

By:	/s/ Brian Igoe
Name:	Brian Igoe
Title:	Authorized Signatory

Partners Group Next Generation Infrastructure, LLC
Executed by its Managing Member, Partners Group (USA) Inc.

By:	/s/ Brian Igoe
Name:	Brian Igoe
Title:	Authorized Signatory

By:	/s/ Helen Flood
Name:	Helen Flood
Title:	Director

Partners Group Growth, LLC
Executed by its Managing Member, Partners Group (USA) Inc.

By:	/s/ Brian Igoe
Name:	Brian Igoe
Title:	Authorized Signatory

By:	/s/ Helen Flood
Name:	Helen Flood
Title:	Director

Lincoln Royalties Income Fund, LP

By:	/s/ Ronald A. Holinksy
Name:	Ronald A. Holinksy
Title:	Senior Vice President and Chief Legal Officer

Partners Group Direct Equity V (EUR) L.P. S.C.Sp., SICAV-RAIF
Executed by Partners Group Management Direct Equity V S.à.r.l.
On behalf of itself and as general partner of
Partners Group Direct Equity V (USD) S.C.A., SICAV-RAIF

By:	/s/ Benjamin Delamare
Name:	Benjamin Delamare
Title:	Authorized Signatory

By:	/s/ Rekha Luchmee-Sookloll
Name:	Rekha Luchmee-Sookloll
Title:	Authorized Signatory

Partners Group Direct Equity V (USD) C-I, L.P.
Executed by Partners Group Cayman Management Direct Equity V Limited
On behalf of itself and as general partner of
Partners Group Direct Equity V (USD) A, L.P.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Director

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

EXHIBIT A

Resolutions of Board of Directors of PGPE, PGNGI, PGG and BDC.

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-l promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Partners Group (USA) Inc. and its affiliates and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

EXHIBIT B

Resolutions of Board of Directors of Lincoln Royalties Income Fund, LP.

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-l promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Lincoln Royalties Income Fund, LP and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

APPENDIX A

An Adviser serves as the investment adviser to all Existing Affiliated Funds as set forth below:

A.	Adviser is Partners Group UK
1.	Partners Group Generations Fund I
B.	Adviser is Partners Group Lux
1.	Partners Group (Italy) Global Value 2014
2.	Partners Group Private Loans S.A., SICAV-SIF
3.	Partners Group Private Loans S.A., SICAV-SIF - SUB-FUND I
4.	Partners Group Private Markets ELTIF SICAV
5.	Partners Group Generations S.A., SICAV-SIF
6.	Partners Group Generations S.A., SICAV-SIF – Loan Access
7.	Partners Group Generations S.A., SICAV-SIF – Private Markets GBP
8.	Partners Group Global Value SICAV
9.	Partners Fund SICAV
10.	Partners Group Direct Equity V (EUR) S.C.A., SICAV-RAIF
C.	Adviser is Partners Group Guernsey
1.	Partners Fund
2.	Partners Group Investment ICC Ltd
3.	Partners Group Private Equity Ltd
4.	Partners Group Private Equity Performance Holding Ltd
5.	WIN Alt IC Ltd
6.	Partners Group Generations (EUR) IC Ltd
7.	Partners Group Generations (GBP) IC Ltd
8.	Partners Group Generations (USD) IC Ltd
9.	Princess Direct Investments, L.P. Inc.
D.	Adviser is PGCM I
1.	Partners Group Direct Equity 2016 (USD) A, L.P.
2.	Partners Group Direct Infrastructure 2016 (USD) A, L.P.
3.	Partners Group Secondary 2015 (USD) A, L.P.
4.	Partners Group Private Credit Diversified Fund I (USD) A, L.P.
5.	Partners Group Direct Infrastructure 2020 (USD) A,L.P.
6.	Partners Group Direct Equity IV (USD) A, L.P.
7.	Partners Group Secondary 2020 (USD) A,L.P.
8.	Partners Group LIFE 2018 A, L.P.
E.	Adviser is PGCM III
1.	Partners Group Direct Equity 2016 (USD) C-I, L.P.
2.	Partners Group Subordinated Debt Fund 2018 (USD) C-I, L.P.

3.	Partners Group Secondary 2020 (USD) C-I, L.P.
4.	Partners Group LIFE 2018 C-I, L.P.
5.	Partners Group PC Direct Lending Fund, L.P.
F.	Adviser is PGCM IV
1.	Partners Group Global Value 2018 CERPI
G.	Adviser is PGML
1.	Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.
2.	Partners Group Global Infrastructure 2018 (EUR), L.P. Inc.
H.	Adviser is PGMS LLP
1.	Partners Group D Infra 2020 Non-US RAV, LP
2.	Partners Group D Infra 2020 US RAV, L.P.
3.	Partners Group SLF Access, L.P.
4.	Partners Group DE 2019 Non-US RAV, L.P.
5.	Partners Group DE 2019 US RAV, L.P.
6.	Partners Group Constellation Access III, PF L.P.
7.	Partners Group Constellation Access IIIA, PF L.P.
8.	Partners Group Sec 2020 Non-US RAV, PF L.P.
9.	Partners Group Sec 2020 US RAV, PF L.P.
10.	Partners Group Sec 2020 Conc. RAV, PF L.P.
11.	Partners Group Generations Access B, L.P.
I.	Adviser is PGMS I
1.	Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF
2.	Partners Group Multi Asset Credit V S.C.A., SICAV-RAIF
3.	Partners Group Private Markets Credit Strategies 2020 (GBP) S.C.A., SICAV-RAIF
4.	Partners Group Direct Infrastructure 2020 (EUR) S.C.A., SICAV-RAIF
5.	Partners Group Global Infrastructure 2018 (EUR) S.C.A., SICAV-RAIF
6.	Partners Group Subordinated Debt Fund S.C.A., SICAV-RAIF 2018 (EUR)
7.	Partners Group Direct Equity IV (EUR) L.P. S.C.Sp., SICAV-RAIF
8.	Partners Group Direct Equity IV (EUR) S.C.A., SICAV-RAIF
J.	Adviser is PGML II
1.	Partners Group Global Value 2014, L.P. Inc.
2.	Partners Group Secondary 2015 (EUR), L.P. Inc.
3.	PG Partners Fund, L.P.
K.	Adviser is PGMS II
1.	Partners Group Direct Infrastructure 2020 (USD), L.P. S.C.Sp., SICAV-RAIF
2.	Partners Group U.S. Private Equity 2020 S.C.A., SICAV-RAIF
3.	Partners Group LIFE 2018 S.C.A., SICAV-RAIF

L.	Adviser is PGMS III
1.	Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF
2.	Partners Group Direct Infrastructure 2015 (EUR) S.C.A. SICAV-SIF
3.	Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF
4.	Partners Group Global Value 2014 (EUR) S.C.A., SICAR
5.	Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF
6.	Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF
7.	Partners Group Global Value 2017 S.C.A., SICAV-SIF
8.	Partners Group Active Income S.C.A., SICAV-SIF - PG Active Income
M.	Adviser is PGMS IV EUR
1.	Partners Group European Direct Lending Strategy 2021 (EUR) S.C.A., SICAV-RAIF
2.	Partners Group Direct Infrastructure 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF
3.	Partners Group Global Value 2020 (EUR) S.C.A., SICAV-RAIF
4.	Partners Group Secondary 2020 (EUR) S.C.A., SICAV-RAIF
5.	Partners Group Secondary 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF
N.	Adviser is PGMS V GBP
1.	Partners Group Multi Asset Credit VI S.C.A., SICAV-RAIF
O.	Adviser is PGMS VI USD
1.	Partners Group Direct Equity IV (USD) S.C.A., SICAV-RAIF
P.	Adviser is PGML IX
1.	Partners Group Global Infrastructure 2012, L.P. Inc.
Q.	Adviser is PGML V
1.	Partners Group Emerging Markets 2015, L.P. Inc.
R.	Adviser is PGML VII
1.	Partners Group Direct Equity 2016 (USD) C, L.P.
2.	Partners Group Direct Equity 2016 (USD) C-G, L.P.
3.	Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.
S.	Adviser is PGML VIII
1.	Partners Group Direct Equity 2016 (EUR) G, L.P.
2.	Partners Group Direct Equity 2016 (EUR), L.P. Inc.
T.	Adviser is PGML XI
1.	Partners Group Global Growth 2014, L.P. Inc.
2.	Partners Group Secondary 2015 (USD) C, L.P.
3.	Partners Group Secondary 2020 (USD) C, L.P. Inc.
U.	Adviser is PGML, XII
1.	Partners Group Global Value 2017, L.P. Inc.

V.	Adviser is PGUSM II
1.	Partners Group Private Equity II, LLC
W.	Adviser is PGUSM III
1.	Partners Group Private Credit Strategy Finance, LLC
2.	Partners Group Private Credit Strategy (Master Fund), LLC
3.	Partners Group Private Credit Strategy Finance II, LLC

X.	Adviser is PGMDE V

1.	Partners Group Direct Equity V (USD) S.C.A., SICAV-RAIF

2.	Partners Group Direct Equity V (EUR) L.P. S.C.Sp., SICAV-RAIF

Y.	Adviser is PGCMD V

1.	Partners Group Direct Equity V (USD) A, L.P.

2.	Partners Group Direct Equity V (USD) C-I, L.P.